UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Corporate Taxpayer ID (“CNPJ”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) 35.300.332.067

Public-Held Company with Authorized Capital

NOTICE TO SHAREHOLDERS

Distribution of Interim Dividends and Interest on the Company´s Capital

Payment Date

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on the present date, approved the Board of Executive Officers’ proposal, according to the meeting held on December 18th, 2012, ad referendum of the General Annual Meeting to be held on 2013, for the distribution of:

(a)   Interim Dividends, persuant to article  37, section II, of the Company’s Bylaws, based on the account of Dividend Equalization Reserve, in the amount of R$ 250,000,000.00 (two hundred and fifty million reais); and

(b)   Interest on the Company´s Capital, in the gross amount of R$ 450,000,000,00 (four hundred and fifty million reais), which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 382,500,000,00 (three hundred eighty-two million and five hundred thousand reais), except for immune and/or exempt shareholders:

Shares	Interest on Company’s Equity (gross value) (amount/thousand)	Interest on Company’s Equity (after tax) (amount/thousand)	Interim Dividends (amount/thousand)
ON	R$ 1,080363200	R$ 0,918308720	R$ 0,6002017776
PN	R$ 1,188399520	R$ 1,010139592	R$ 0,6602219554
Unit(*)	R$ 118,839951964	R$ 101,013959169	R$ 66,0221955380

     (*) 1 (one) Unit corresponds of 1 (one) American Depositary Share (“ADS”)

[Free English Translation]

The shareholders entitled for the Interim Dividends and Interest on the Company´s Capital will be the ones registered in the Company’s books at the end of December 19th, 2012, including. Therefore as of December 20th, 2012, including, the Company’s shares shall be traded “Ex-Dividends/ Interest on the Company´s Capital”.

The amount of the Interim Dividends and Interest on the Company´s Capital shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2012 and  will be paid from the day February 26 th, 2013.

For American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE holders, the payment shall be made through JPMorgan Chase Bank, N.A., ADRs depositary bank. Information regarding the US Record Date, payment date, or any further information may be obtained at www.adr.com.

São Paulo December 19th, 2012.

Carlos Alberto López Galán

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 19, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer